October 26, 2004

Ms. Hanna Teshome

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	eLong, Inc.
Registration Statement on Form F-1 (File No. 333-119606)
Registration Statement on Form F-6 (File No. 333-119617)
Registration Statement on Form 8-A (File No. 000-50984)

Dear Ms. Teshome:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”) and the provisions of Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), eLong, Inc, a company organized under the laws of the Cayman Islands (the “Company”), hereby respectfully requests that, in connection with the registration under the Securities Act and the Exchange Act of ordinary shares (represented by American Depositary Shares) the effective date of the above-referenced registration statements be accelerated so as to permit them to become effective at 4:00 PM on October 27, 2004 or as soon thereafter as possible.

The Company acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the above-referenced registration statements effective, the Commission does not foreclose it right from taking any action with respect to the registration statements; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of the effectiveness of the registration statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A letter from Deutsche Bank Securities Inc., joining in this request for acceleration as managing underwriter, is being forwarded to you herewith.

Very truly yours,

/s/ Derek Palaschuk

Derek Palaschuk

Chief Financial Officer